Exhibit 99.5
James Hardie Proposal to change domicile
Shareholder Information Line Script
Introduction:
Thank you for calling the James Hardie shareholder information line. For quality and training purposes, this conversation may be recorded. Please tell our operator if you do not want your call recorded.
1. Greeting:
[One of] Good morning / good afternoon / good evening.
Thank you for calling the James Hardie shareholder information line.
2. Initial contact information:
Are you a James Hardie shareholder? If yes, proceed to 3.
If no:
In what capacity are you calling? (eg employee, journalist, member of public).
This is an information line for James Hardie shareholders only. If you are after a copy documents related to James Hardie’s proposal to change domicile, these are available for download on the James Hardie website at:
www.jameshardie.com, select James Hardie Investor Relations, and then the link to Proposal to Change Domicile.
Thank you for your call.
If the person calling is from the media:
Media enquiries should be directed to Sean O’Sullivan, our Vice President Investor and Media Relations. His phone number is:
+61 (0)2 8274 5239
3. Record personal details:
May I have your name and, if you have it to hand, your shareholder number? (Record details on log sheet)

James Hardie proposal to change domicile	24 June 2009	1 of 12

4. Understand enquiry:
What questions do you have about the proposed change in domicile?
If in Q&A:
Read caller the answer from the supplied Q&A
If not in the Q&A:
Consult index of the EM and read to the caller from the relevant section. The answer should be prefaced, “Information on your question is found on page XX of the EM”.
If questions cannot be dealt with:
May I take your details and have someone call you back with the information you have requested?
Important: Record nature of enquiries on the log sheet.
5. Closing (before EM mailing):
Thank you for your call. All shareholders will be sent a copy of the Explanatory Memorandum in the mail as soon as the final version is available. This outlines the details of the proposal and how to accept it.
In the meantime, the EM is available on the investor relations area of James Hardie website (www.jameshardie.com, select James Hardie Investor Relations).
6. Closing (after EM mailing):
Thank you for your call. Before you go, may I ask if you are planning to accept the proposal?
The Questions and Answers
The following questions and answers are expected to be the most common queries to the shareholder information line.
These responses have been cleared by legal counsel. It is important that responses do not deviate from those provided in the Q&A.
Questions on more specific matters (ie not contained in the Q&A) should be sought from the EM by referring to the index. Tell the caller that the information they are after is in the EM (give them section and page number) and read the relevant section out if requested.
If you cannot answer the query or the caller is seeking an opinion from the company please take their details and pass them on to Sarah Swyer on +61 (0)2 8274 5239.
Questions and Answers follow

James Hardie proposal to change domicile	24 June 2009	2 of 12

Questions and Answers
A.	The proposal

Q1.	What is the Proposal? (Section 1)

A.	The Proposal is to transform the company from a public limited liability corporation registered in The Netherlands to a European Company known as a Societas Europaea, or in its abbreviated form a SE, in a two-stage transaction, which ultimately will result in the relocation of our corporate domicile from The Netherlands to Ireland.

Q2.	What is a SE? (Section 4.2)

A.	A SE, or in its non-abbreviated form a Societas Europaea, is a relatively new form of a public limited company recognised in the European Union member states, which can be registered by member states. The corporate domicile of an SE can be transferred after shareholder approval to other EU member states

After our transformation to an SE, James Hardie continues with the same assets, liabilities, rights and obligations as prior to the transformation.

A number of enterprises have become SEs in recent years, including Porsche, Allianz, BASF and Swiss RE International.

Q3.	Why is James Hardie undertaking the Proposal now? (Section 3.1)

A.	Your directors consider this to be an appropriate time for James Hardie and its shareholders to implement the Proposal, notwithstanding the current market environment for James Hardie and the global financial and liquidity crisis, as implementation of the Proposal will enable us to:
•	allow key senior management with global responsibilities more opportunities to work directly with our local operations and in our markets. Our business in the US has been adversely affected by the decline in the US housing market and the turmoil within financial and mortgage lending institutions. These challenges make it even more costly and difficult to maintain substantial management presence in The Netherlands, away from our major operations and markets;

•	provide more certainty regarding our ability to obtain benefits under the tax treaty between the US and Ireland than is the case under the US/Netherlands Treaty; and

•	put in place alternative arrangements in light of the pending expiry of the Financial Risk Reserve regime in The Netherlands on December 31, 2010 which currently provides James Hardie with favourable tax concessions.

James Hardie proposal to change domicile	24 June 2009	3 of 12

Q4.	Why is James Hardie leaving The Netherlands? (Section 3.5)

A.	Qualifying for benefits under the current tax treaty between the US and The Netherlands has become increasingly costly and distracting for James Hardie since revisions to the treaty became effective in early 2006, because the revised treaty requires, amongst other things, the company’s key senior managers with global responsibilities to spend a major portion of their time in The Netherlands.

Additionally, in June 2008, the US IRS asserted that James Hardie did not qualify for benefits under the US/Netherlands Treaty for 2006 and 2007. While the company ultimately prevailed, the US IRS could reassert its position for subsequent time periods and, accordingly, James Hardie considers it prudent to mitigate the risk of further disputes with the US IRS. Complying with the US/Ireland Treaty is more straightforward and the requirements are more defined.

Finally, the favourable tax concessions James Hardie currently enjoys in The Netherlands under the Financial Risk Reserve regime are due to expire on 31 December 2010. After that expiry, James Hardie’s tax rate in The Netherlands would increase to over what it is today.

Q5.	Why is James Hardie moving to Ireland? (Section 3.1)

A:	A move to Ireland:
•	allows key senior managers to spend more time with James Hardie’s operations and in its markets; currently some of our senior managers are required to spend substantial time in the Netherlands away from our key markets

•	provides greater certainty for James Hardie to obtain benefits under the US/Ireland Treaty than is the case under the US/Netherlands Treaty;

•	increases the company’s flexibility to undertake certain transactions under Irish company law, which the directors believe expands the company’s future strategic options;

•	simplifies the governance structure to a single board of directors;

•	permits most shareholders to be eligible to receive dividends not subject to withholding tax.
Q6.	What makes Ireland an attractive domicile?

A.	Ireland has:
•	a stable political and economic environment;

•	a well-educated workforce;

•	a sophisticated, well-developed corporate and regulatory environment including a common law regime similar to Australia, the US and the UK; and

•	offers continued access to European markets, as a member of the EU.

James Hardie proposal to change domicile	24 June 2009	4 of 12

Q7.	Why is James Hardie not moving the parent company to the US? (Section 3.5)

A.	We considered a range of options for moving the parent company to the US, including having a new US parent company acquire all of our shares from shareholders in exchange for shares issued by the new US parent company.

However due to the requirement under Dutch law that 95% of our entire issued share capital needs to be acquired in order to effect a compulsory acquisition of the remaining shares, this option was considered practically impossible.

We also considered a move of the parent company to the US by way of a dual incorporation structure.

However, the structure resulting from this dual incorporation was determined to be too complex.

Q8.	Why is James Hardie not moving the parent company to Australia? (Section 3.5)

A.	We considered moving the parent company to Australia by having a new Australian parent company acquire all of our shares from shareholders in exchange for shares issued by the new Australian parent company.

However due to the requirement under Dutch law that 95% of our entire issued share capital needs to be acquired in order to effect a compulsory acquisition of the remaining shares, this option was not considered practically possible.

Moving our corporate domicile to Australia by other means was not considered possible under Dutch company law without a potential tax cost to some shareholders, including Australian shareholders.

Q9.	Why does the estimate of costs for the Proposal and the transfer of the intellectual property, treasury and finance operations range from US$51-71 million?

A.	Costs of the Transaction, including taxes associated with the transfer of the company’s intellectual property, are currently estimated at approximately US$51-71 million, of which:
•	US$14 million has already been incurred and expensed;

•	approximately US$30-50 million relates to Dutch taxes as a result of a capital gain on the transfer of the intellectual property from The Netherlands.
The actual amount of tax paid will depend on, amongst other things, the fair market value of our intellectual property at the time of the transfer. The value of our intellectual property has fluctuated in the past and in the future may vary materially.

As we cannot now determine what the fair market value of our intellectual property will be at the time of the transfer, we have provided an estimate.

James Hardie proposal to change domicile	24 June 2009	5 of 12

Q10.	What is the impact of the Proposal on James Hardie asbestos funding arrangements with Asbestos Injuries Compensation Fund? (Section 3.2)

A.	The Proposal will not change the overall commitment of James Hardie to make contributions to the Asbestos Injuries Compensation Fund under the Amended and Restated Final Funding Agreement.

However, if a contribution is due to the AICF in our 2011 financial year, which is not yet known, the costs associated with the Proposal will most likely reduce the amount of the company’s contribution.

It should be noted that the capacity of the AICF to satisfy claims is linked to the long-term financial success of James Hardie, especially the company’s ability to generate net operating cash flow.

B.	The Shareholder meeting

Q11.	When and where is the shareholders’ meeting? (Section 20)

A.	The extraordinary general meeting to consider Stage 1 of the Proposal will be held at the company’s offices Atrium, 8th floor, Stawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands at 11:00am Central European Time on August 21, 2009.

An extraordinary information meeting also will be held to enable CUFS holders to attend a meeting in Australia to review Stage 1 of the Proposal and the resolution that is to be considered and voted on at the extraordinary general meeting in The Netherlands.

The extraordinary information meeting will be held prior to the extraordinary general meeting at The Auditorium, the Mint, 10 Macquarie Street, Sydney, NSW, Australia at 11:30am Australian Eastern Standard Time) on August 18, 2009. A live webcast of the extraordinary information meeting will be available on our website.

Meeting information will be contained in the Notice of Meetings included in the Explanatory Memorandum.

Q12:	Who can vote at the shareholders’ meeting? (Section 21)

A.	In order to be eligible to vote on Stage 1, you must be the registered owner or holder (as applicable) of:

CUFS at 5:00 pm (AEST) on August 17, 2009; ADRs at 5:00pm (US Eastern Daylight Saving Time) on July 9, 2009; or shares at 5:00pm (Australian Eastern Standard Time) on August 17, 2009.

James Hardie proposal to change domicile	24 June 2009	6 of 12

Q13.	What proposal will shareholders be asked to consider and vote on at the extraordinary general meeting in connection with Stage 1 of the Proposal? (Section 20)

A.	The shareholders will be asked to consider and vote on the transformation of James Hardie from a Dutch NV company to a Dutch SE company.

At a later time, if Stage 1 is successful, shareholders will be asked to vote on transforming the Dutch SE to an Irish SE thereby completing the relocation of James Hardie’s corporate domicile to Ireland.

Q14.	What do I need to do now? (Section 21)

A.	After carefully reading and considering the information contained in this Explanatory Memorandum, please follow the instructions for voting the CUFS, ADSs or CUFS converted to shares that you hold, which are described in the Notice of Meetings included in the EM under “Information on Voting” in Section 21.

The manner by which you vote is determined by whether you hold CUFS, ADSs or CUFS you have converted to shares. Although voting is not compulsory, your vote is important and your directors encourage you to vote on the Proposal.

Q15.	What will happen if I abstain from voting?

A.	Any CUFS, ADSs and CUFS you have converted to shares for which no votes are cast effectively will be treated as null votes and will not count toward the voting outcome.

Q16.	What are the key remaining steps that must be satisfied to implement Stage 1 of the Proposal?

A.	The key remaining steps that must be satisfied to implement Stage 1 of the Proposal are:
•	shareholder approval for Stage 1;

•	completion of the European employee consultation (SNB) process;

•	receipt of a statement of no objection from the Dutch Ministry of Justice; and, in relation to certain aspects of the transaction, from the Treasurer of Australia;

•	expiry of the one-month period for creditor opposition;

•	confirmation by the High Court of Ireland that all legal requirements for Stage 1 of the Proposal have been satisfied; and

•	the ATO determining the applications that we and the AICF propose to make for rulings to replace the existing tax rulings attained in relation to the AFFA.

James Hardie proposal to change domicile	24 June 2009	7 of 12

Q17.	Why is the Explanatory Memorandum filed with the SEC and the ASX not in final form?

A.	We need to update certain information once we have finalised and filed our annual report on Form 20-F with the SEC, which will occur before the Explanatory Memorandum is mailed to shareholders. We also have not yet completed the review process with the SEC. None of the matters under review are expected to have a material impact on the Proposal. A final version of the Explanatory Memorandum will be filed with the SEC and the ASX as soon as it is available and then mailed to all shareholders.

Q18.	Why is the Explanatory Memorandum such a long document?

A.	First of all, we wanted our shareholders to have all the relevant information for both stages of the Proposal in advance of the extraordinary meeting to vote on Stage 1. In addition, because of the distribution of James Hardie’s shareholders and its listing on the ASX and the New York Stock Exchange, the Explanatory Memorandum has to comply with the rules of the ASX and the US Securities and Exchange Commission.

Q19.	What level of shareholder approval is required for Stage 1 to be implemented?

A.	For Stage 1 of the Proposal to be implemented, a special resolution must be passed with 75% of the votes represented at the Extraordinary General Meeting cast in favour of the resolution.

Q20.	What happens to James Hardie if Stage 1 of the Proposal is approved but Stage 2 of the Proposal does not proceed? (Section 3.4)

A.	If Stage 1 of the Proposal is approved, but Stage 2 of the Proposal does not proceed, James Hardie will continue as a Dutch SE with its corporate domicile remaining in The Netherlands.

In addition if Stage 2 is not implemented, none of the favourable aspects of the Proposal will be obtained and the risks and disadvantages of staying in The Netherlands described in this Explanatory Memorandum will continue to apply.

Q21.	When do you expect the Proposal to be completed?

A.	If shareholders approve both stages, your directors anticipate that the Proposal will be implemented in early 2010.

James Hardie proposal to change domicile	24 June 2009	8 of 12

Q22.	Why have the directors not made a recommendation in respect of Stage 2 at this time?

A.	Your directors are not able to make a recommendation in respect of Stage 2 at this time because the SE Regulation requires that the approval of the proposed relocation of the corporate domicile of Dutch SE be approved by the directors and shareholders of Dutch SE. Because we will not become Dutch SE until Stage 1 has been implemented, your directors, in their capacity as directors of Dutch NV, cannot recommend, and Dutch SE cannot approve, Stage 2 of the Proposal at this time.

If Stage 1 is approved and implemented and we transform to Dutch SE, your directors will write to you with the formal proposal to proceed with Stage 2. It is important to understand, however, that although this Proposal involves two stages, the Proposal’s benefits will not be realised until both stages ultimately are approved.

Q23.	What matters will be considered at the annual general meeting immediately following the extraordinary general meeting?

A.	At the annual general meeting, shareholders will be asked to consider, among other things, resolutions relating to our annual accounts for our 2009 financial year, our remuneration report for our 2009 financial year, re-election of five directors offering themselves for re-election, amendments to the James Hardie Industries N.V. Long Term Incentive Plan 2006 (which we refer to as our Long Term Incentive Plan), grants of equity securities to our Managing Board directors and other procedural matters.

Please refer to the separate notice of meetings for the annual general meeting and annual information meeting delivered to you under separate cover for details and the full text of the resolutions to be considered at the annual general meeting. If you have not received a copy of the notice of meetings for the annual general meeting, please see “Where You Can Find Additional Information” in Section 13 to request a copy.

Disclaimer: Forward looking statements follow:

James Hardie proposal to change domicile	24 June 2009	9 of 12

Disclaimer: Forward looking statements
This presentation, and other statements that James Hardie Industries N.V. (James Hardie) may make, including statements about the benefits of James Hardie’s transformation from a Dutch NV to a Dutch SE and subsequent redomicile to Ireland as an Irish SE (the Proposal), may contain forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the US Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and for US purposes such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about our future performance;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to our strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning our corporate and tax domiciles and potential changes to them;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

•	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements and future results could differ materially from historical performance. These factors, some of which are discussed under Risk Factors in James Hardie’s Registration Statement (described below under the heading “Additional information and where to find it”) include but are not limited to:

James Hardie proposal to change domicile	24 June 2009	10 of 12

•	all matters relating to or arising out of the prior manufacture of products that contained asbestos by our current and former subsidiaries;

•	required contributions to the Asbestos Injuries Compensation Fund and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments;

•	competition and product pricing in the markets in which we operate;

•	the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings;

•	general economic and market conditions;

•	the supply and cost of raw materials;

•	the success of research and development efforts;

•	reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws;

•	risks of conducting business internationally; compliance with and changes in laws and regulations;

•	currency exchange risks;

•	the concentration of our customer base on large format retail customers, distributors and dealers;

•	the effect of natural disasters;

•	changes in our key management personnel;

•	inherent limitations on internal controls; use of accounting estimates;

•	and all other risks identified in our reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate).
We caution that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions and James Hardie does not undertake to update forward-looking statements.
Additional information and where to find it
In connection with the Proposal, James Hardie has lodged with the Australian Securities Exchange (ASX) and filed with the United States Securities and Exchange Commission (SEC) a Registration Statement on Form F-4 with additional information concerning the Proposal, including a copy of a preliminary Explanatory Memorandum/Prospectus. The Registration Statement has not yet been declared effective by the SEC and will be amended before its effectiveness.
While there is no new issue of securities involved in the Proposal under Australian Law, under the US federal securities law James Hardie Industries SE is treated as a new registrant and the Explanatory Memorandum constitutes a prospectus for the purposes of US federal securities law. The Explanatory Memorandum is not a prospectus for the purposes of Australia’s Corporations Act, 2001. Accordingly, it does not contain all of the information that would be required to be contained in an Australian prospectus and has not been, and will not be, lodged with the ASIC.
Investors and security holders of James Hardie are urged to read the Explanatory Memorandum forming part of the registration statement and any amendments, as well as any other relevant documents lodged or filed with the ASX or SEC as they become available because they contain and will contain important information about James Hardie and the Proposal. The Registration Statement, James Hardie’s Annual Report on Form 20-F and James Hardie’s subsequent reports filed with or furnished to the SEC and other relevant materials (when they become available) may be read and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549.

James Hardie proposal to change domicile	24 June 2009	11 of 12

Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by James Hardie may be obtained without charge. In addition, investors and security holders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made by calling the Information Helpline in Australia at 1800 675 021 (between 8.00am and 5.00pm AEST) or elsewhere in the world at +1-949-367-4900 (between 8.00am and 5.00pm US Central Time) or in writing by regular and electronic mail at the following address: James Hardie Industries N.V., Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands, Attention: Company Secretary; email: infoline@jameshardie.com.
All material documents filed with the SEC also will be lodged with the ASX and posted on the James Hardie Investor Relations website (www.jameshardie.com, select James Hardie Investor Relations).
Participants in the solicitation
James Hardie and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of James Hardie in connection with the Proposal. Information about the executive officers and directors of James Hardie and their ownership of James Hardie common stock is set out in the Explanatory Memorandum forming part of the registration statement.

James Hardie proposal to change domicile	24 June 2009	12 of 12